Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

December 24, 2008

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Julie Sherman

Re:

Oak Ridge Micro-Energy, Inc.

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

Form 1

0-Q/A for the period ended March 31, 2008

Form 1

0-Q/A for the period ended June 30, 2008

Form 1

0-Q/A for the period ended September 30, 2008

Response Letter dated December 8, 2008

File No. 000-50032

Ladies and Gentlemen:

This letter is in response to your comment letter dated December 8, 2008, regarding the above referenced filing.

Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 14

Comment No. 1.

We note your disclosure that you have accrued a liability of $15,000 at December 31, 2007 and you have not accrued additional liability because you are renegotiating the terms of this agreement which will impact amounts owed for 2007 and thereafter.  We note similar disclosure in your Form 10-Q for the nine months ended September 30, 2008.  Please respond to the following:

•

Please tell us when you anticipate renegotiating the terms of the license agreement.

•

Please also tell us about the current license agreement and the amounts you owe based on the current agreement.

•

Please further explain why you do not believe it is appropriate to record a liability based on the current agreement based on the fact that there is no new agreement in place.

Response No. 1:

The thin-film technology is revolutionary technology that may change the way small electronic devices are powered in the future.  Due to the highly specialized nature of the technology, it has taken far longer to commercialize than anyone could have anticipated, as also evident from the other license holders activities to date. This has required the Company to renegotiate the terms of its original License Agreement.  At this stage, the renegotiating process stands as follows:

For the time being, UT-Battelle, the Licensor, has forgone minimum royalty payments that the Company was required to pay under its License Agreement.

Although the Company continues to reflect a $15,000 minimum fee (accrued liability) on its financial statements, UT-Battelle has indicated to the Company that it will be willing to compromise some of that $15,000. We have yet to receive a response respecting the minimum amount UT-Battelle would be willing to accept.  Consequently, since the Company has yet to receive a response from UT-Battelle setting the amount to which it is willing to reduce the minimum royalty, the Company has reported the entire amount of $15,000 that is specified in the License Agreement as an accrued liability.

As previously mentioned, UT-Battelle has suspended the minimum royalty payments. However, until the Company has a new License Agreement or an amendment to the License Agreement that sets the new minimum royalty, the Company will continue to report the minimum royalty under the terms of the current License Agreement or $15,000.  The Company does, however, anticipate removing all language regarding the minimum royalty payments currently due in its upcoming 10-K Annual Report filing, assuming this issue is resolved.

Unfortunately, the Company cannot estimate the time frame this process will take as it is waiting for a response from the Licensor, UT-Battelle. The Company has been in contact with Alex DeTrana, the licensing executive, and Susan Collins, who is in charge of the royalty payments, both at UT-Battelle.  The Company has yet to receive a proposed revised License Agreement from Mr. DeTrana or a proposed new payment schedule from Ms. Collins.

Forms 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 and Form 10-Q for the period ended September 30, 2008

Financial Statements, page 3

Condensed Consolidated Statement of Operations, page 4

Comment No. 2.

We see that you recognized revenue of approximately $11,740 during the nine months ended September 30, 2008.  We also noted your discussion in MD&A that your revenue consisted of consulting agreements with various companies.  However, we did not see a discussion of your revenue recognition policy in the related Forms 10-Q.  We note only your 10-KSB discussion which refers to revenue earned through the sale of products.  Please tell us how you recognize revenue with regards to your consulting agreements and explain to us how your policies comply with SAB 104.  In addition, confirm to us that you will revise future filings to disclosure your revenue recognition policy for consulting revenues.

Response No. 2:

Consulting revenue is recognized as earned, which is when the consulting services are provided to the client. That is, the arrangements of the consulting services are documented, services have been rendered to the client, pricing becomes final and collectability is reasonably assured.

The Company will disclose this policy in all future filings.

Note 6. Sale of Assets/Leaseback, page 8

Comment No. 3.

We note your disclosure that you entered into an Equipment Purchase Agreement to sell your research and development equipment.  We see that this agreement allows you to have continued access to the equipment as needed for a period of up to a minimum of 18 months at a price of $1,000 per month for the first six months and at a price to be agreed upon during the next twelve months.  Please respond to the following:

•

Please tell us how you determined that “substantially all of the remaining use of the property has been relinquished in that the present value of the future minimum lease payments is less than 10% of the fair value of the equipment sold” given the fact that you have not yet determined the lease amount for the remaining year of the sale-leaseback agreement;

•

Please tell us your consideration regarding the current market lease rate for equipment of this kind consistent with paragraph 33a of SFAS 13.  Tell us how you were able to conclude that the amount of your lease payments is reasonable under market conditions, and

•

Please clarify why you believe the gains on the sale of your equipment were recorded in the proper accounting periods.

Response No. 3:

A.

1.

 The required six month payments at $1,000 were less than 1% of the fair market value of the asset.

2.

The additional 12 month payments were based on usage. The payments would be determined on a case by case basis or as needed by the Company with a limited amount of usage.

3.

Both of the parties to the agreement were required to agree on the price for such usage.

B.

The portion of the lease agreement regarding the additional 12-months did not include payment terms. The additional 12 month payments did not require any fixed lease payment amount. The payment amount was based on actual usage with the amount to be negotiated on a requirement basis.  Due to the fact that the required payment was based on actual usage, the additional 12 month payments were set under market conditions. During the six months immediately following the sale, the Company anticipated very minimum usage, which would allow for occasional testing if necessary.  The Company believed the payments of $1,000 per month for the six months was reasonable for the amount of minimal planned usage that was necessary to finalize the Company’s testing phase.  The Company has maintained this lease agreement for occasional testing purposes. It was also maintained in case a request for prototypes of its thin-film batteries was made during this period.

C.

The Company relinquished the right to substantially all of the remaining use of the equipment. Accordingly, the sale and lease back was accounted for based on their respective terms.

Item 4T, Controls and Procedures, page 12

Comment No. 4.

We note your statement in your form 10-Q’s for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 that the chief executive officer and chief financial officers have concluded that the Company’s disclosure controls and procedures are effective “subject to the limitations noted above.”  Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by our chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective 3except to the extent they are not effective.

Response No. 4:

1.

Areas of Testing

a.

Are invoices approved by management prior to payment?

Company response:

All invoices are reviewed and discussed by both officers of the Company prior to payment.  Invoices, which are considered parts of the regular business activities, such the Midway lease agreement, are discussed initially, have been pre-approved by both officers of the Company and our not further discussed every time a check is written.  It is also important to note, all checks are written and signed by either Mark Meriwether or John Bates; no other person is authorized to use the Company’s checkbooks.

b.

Are the payments proper and correctly recorded?

Company response:

Yes.  The Company’s bank statements are reconciled monthly and reviewed by its independent auditors every quarter.  As well as bank statements, reports are also prepared monthly for the Company’s Tennessee activities and emailed back to Salt Lake City to be recorded for accounting purposes.

c.

Are the adjustments made to the general ledger correct and approved?

Company response:

Prior to making any adjustments, they are first passed by the Company’s in-house CPA.  After the CPA approves and reviews these expenses, they are then reviewed by the auditors and sent back to Mr. Meriwether for final approval.  Finally, if all parties agree, the expenses are then recorded.

d.

Are loan proceeds properly accounted for and approved?

Company response:

Prior to any loans, they are discussed and approved for by Company management.

e.

Are resolutions of the Board properly reflected and disclosed?

Company response:

Yes.

f.

Are the financial statements reviewed for accuracy and proper disclosures?

Company response:

Yes.  The Company’s officers, Chris Meriwether, the Company’s CPA and its attorney review them.

2.

Procedures checklist

a.

Transactions are discussed, reviewed and approved by Company management.

b.

Invoice or transaction is received.

c.

Invoice is paid.

d.

Invoice/transactions and checks are recorded into the Company’s accounting records.

e.

Bank statements are received and all payments are verified and reconciled.

Comment No. 5.  In this regard, in light of the fact that you restated your financial statements for the periods ended March 31, 2008 and June 30, 2008, please tell us in reasonable detail the basis of for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by those reports.

Response No. 5:

When the Company sold its laboratory equipment on or about March 10, 2008, one component of the equipment was not included in the sale because the component was not believed by management to be necessary for the intended use of the equipment by the purchaser; this component was sold to another purchaser in July, 2008, for $113,594, and the Company recognized a gain of $54,647.  The Company neglected to report the retained component as an asset, though management was aware that the component had been removed from the laboratory equipment just prior to sale on March 10, 2008.  The failure to report this asset was not deemed to have been an oversight that would have resulted in the Company’s internal controls being considered to be not effective; the component was removed at the time of sale, purposely, but my simple mistake or inadvertence, the separate component was not listed as a continuing asset.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st